Filed pursuant to Rule 433 Registration Statement No. 333-263376 Dated February 13, 2024

UBS AG Buffer In-Digital Securities

Linked to the Relevant Nearby ICE-traded Brent Crude Oil Futures Contract due on or about March 18, 2025

This document provides a summary of the terms of the Buffer Digital Securities (the “Securities”). Investors should carefully review the accompanying preliminary pricing supplement for the Securities and the accompanying prospectus, as well as the “Selected Risk Considerations” section below, before making an investment decision.

The Securities do not guarantee any return of principal at maturity. The Securities do not pay interest and investors’ potential return on the Securities is limited to the digital return. The contingent repayment of principal applies only if you hold the Securities to maturity. The Securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

Summary of Preliminary Terms
Issuer:	UBS AG London Branch (“UBS”)
Principal Amount:	$1,000 per Security
Term:

Approximately 13 months. In the event that we make any change to the expected trade date and settlement date, the calculation agent may adjust the final valuation date and maturity date to ensure that the stated term of the Securities remains the same.

Underlying Asset:

The Securities are linked to the official settlement price per barrel, stated in U.S. dollars, of the first nearby month futures contract for Brent Crude Oil as traded on the Intercontinental Exchange (“ICE”) (Bloomberg Ticker: CO1 <Comdty>), provided that if the trade date or the final valuation date falls on or after the trading day prior to the first notice date for delivery of ICE-traded Brent Crude Oil under such futures contract or on or after the trading day prior to the last trading day of such futures contract, then the second nearby month futures contract will be used with respect to such date.

Trade Date:	Expected to be February 13, 2024
Settlement Date:	Expected to be February 16, 2024
Final Valuation Date:	Expected to be March 13, 2025*
Maturity Date:	Expected to be March 18, 2025*
Digital Return:	12.00%
Buffer:	20.00%
Initial Price**:	The official settlement price of the underlying asset on the trade date.
Digital Barrier**:	80.00% of the initial price. The actual digital barrier will be determined on the trade date.
Downside Threshold**:	80.00% of the initial price. The actual downside threshold will be determined on the trade date.
Final Price**:	The official settlement price of the underlying asset on the final valuation date.
Underlying Return	The quotient, expressed as a percentage, of the following formula: Final Price – Initial Price Initial Price
Underwriting Discount***:	$10.00 (1.00%) per Security.
CUSIP / ISIN:	90279WY24 / US90279WY245
Estimated Initial Value:	Expected to be between $944.30 and $974.30 per Security. See “Key Risks” in the preliminary pricing supplement.
Pricing Supplement:	http://www.sec.gov/Archives/edgar/data/1114446/000183988224003621/ubs_424b2-02169.htm

* Subject to postponement for market disruption events, permanent disruption events and non-trading days, as applicable, as described in the accompanying preliminary pricing supplement.

** As determined by the calculation agent and as may be adjusted as further described the accompanying preliminary pricing supplement.

*** See “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)” in the accompanying preliminary pricing supplement.

Payment at Maturity (per Security)

If the final price is equal to or greater than the digital barrier (which is equal to the downside threshold), UBS will pay you a cash payment equal to:

$1,000 × (1 + Digital Return)

If the final price is less than the downside threshold, UBS will pay you a cash payment that is less than the principal amount, if anything, equal to:

$1,000 × [1 + (Underlying Return + Buffer)]

In this scenario, you will suffer a percentage loss on your initial investment equal to the percentage that the final price is less than the initial price in excess of the buffer and, in extreme situations, you could lose almost all of your initial investment. In no event, however, will the payment at maturity be less than $200.00.

UBS SECURITIES LLC

You will find a link to the accompanying preliminary pricing supplement for the Securities above and a link to the accompanying prospectus for the Securities under “Additional Information about UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the Securities.

UBS has filed a registration statement (including a prospectus and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Selected Risk Considerations

The risks set forth below are discussed in more detail in the “Key Risks” section in the preliminary pricing supplement. Please review those risks, along with the additional risks discussed in the accompanying prospectus, before making an investment decision.

Risks Relating to Return Characteristics

●Risk of loss at maturity — The Securities differ from ordinary debt securities in that UBS will not necessarily repay the principal amount of the Securities. If the final price is less than the downside threshold, you will lose a percentage of your principal amount equal to the percentage that the final price is less than the initial price in excess of the buffer and, in extreme situations, you could lose almost all of your initial investment. However, in no event will the payment at maturity be less than $200.00.

●The digital return applies only if you hold your Securities to maturity

●Your potential return on the Securities is limited to the digital return

●The return on your Securities may change significantly despite only a small change in the official settlement price of the underlying asset and the amount payable on the Securities is not linked to the official settlement price of the underlying asset at any time other than on the final valuation date

●No interest payments

●Greater expected volatility generally indicates an increased risk of loss at maturity

●Owning the Securities is not the same as purchasing the relevant nearby ICE-traded Brent crude oil futures contract or certain other related contracts directly

●The Securities offer exposure to futures contracts and not direct exposure to physical commodities

●The Securities are not regulated by the Commodity Futures Trading Commission (the “CFTC”)

Risks Relating to Characteristics of the Underlying Asset

●Market risk

●There can be no assurance that the investment view implicit in the Securities will be successful

●The historical performance of the underlying asset should not be taken as an indication of the future performance of the underlying asset during the term of the Securities

●Legal and regulatory risks

●Changes in law or regulations relating to commodity futures contracts could adversely affect the market value of, and return on, the Securities

●Prices of commodities and commodity futures contracts are highly volatile and may change unpredictably

●Changes in supply and demand in the market for Brent crude oil futures contracts may adversely affect the market value of, and return on, the Securities

●Suspension or disruptions of market trading in commodities and related futures may adversely affect the market value of, and return on, the Securities

●The Securities may be subject to certain risks specific to Brent crude oil as a commodity

●Futures contracts on Brent crude oil are the benchmark crude oil contracts in European markets

Estimated Value Considerations

●The issue price you pay for the Securities will exceed their estimated initial value

●The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Securities in any secondary market (if any) at any time after the trade date may differ from the estimated initial value

●Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Securities as of the trade date

Risks Relating to Liquidity and Secondary Market Price Considerations

●There may be little or no secondary market for the Securities

●The price at which UBS Securities LLC and its affiliates may offer to buy the Securities in the secondary market (if any) may be greater than UBS’ valuation of the Securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements

●Economic and market factors affecting the terms and market price of Securities prior to maturity

●Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices

●The market value of the Securities may be influenced by unpredictable factors

Risks Relating to Hedging Activities and Conflicts of Interest

●Potential UBS impact on the underlying asset

●Potential conflicts of interest

●The calculation agent may postpone the final valuation date, and thus the maturity date upon the occurrence of a market disruption event, replace the underlying asset upon the occurrence of a permanent disruption event, or adjust the calculation of the underlying asset or successor upon an alternative method of calculation

●Potentially inconsistent research, opinions or recommendations by UBS

●You must rely on your own evaluation of the merits of an investment linked to the underlying asset

Risks Relating to General Credit Characteristics

●Credit risk of UBS

●The Securities are not bank deposits

●If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Securities and/or the ability of UBS to make payments thereunder

Risks Relating to U.S. Federal Income Taxation

●Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your tax situation. See “What Are the Tax Consequences of the Securities?” in the accompanying preliminary pricing supplement.

UBS SECURITIES LLC